EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the "Agreement") is made and entered effective as of January 1, 2004 between **METROPOLITAN HEALTH NETWORKS, INC.**, a Florida corporation, (the "**Company**"), whose principal place of business is 250 S. Australian Avenue, Suite 400, West Palm Beach, Florida 33401, and **MICHAEL M. EARLEY**, an individual (the "**Executive**") whose address is 99 S.E. Mizner Boulevard, Suite 317, Boca Raton, Florida 33432.

RECITALS:

A. The Company is a healthcare company (the "Business").

B. The Executive has extensive experience in the business and the Company wishes to employ Executive.

NOW, THEREFORE, in consideration of the mutual agreements herein made, the Company and the Executive hereby agree as follows:

1. **EMPLOYMENT** The Company hereby employs Executive as President and Chief Executive Officer, and Executive hereby accepts such employment upon the terms and conditions hereinafter set forth. During the "Term" (including any renewals thereof) as defined herein, Executive shall have such duties and responsibilities commensurate with said position.

2. **COMPENSATION/BENEFITS**

   a. <u>Salary</u> Company shall pay Executive a base salary (the "Base Salary"), Two Hundred & Fifty Thousand ($250,000.00) Dollars in 2004. The Company's Board of Directors will consider, at least annually, increasing the annual salary from time to time. Said salary shall be paid consistent with the Company's payroll policies and procedures for all employees.

   b. <u>Annual Bonus</u> Company shall provide Executive with an annual cash bonus opportunity, which will be formula-based in connection with the Company's annual budget and business objectives as determined by the Board of Directors. In addition, the Executive may receive a discretionary bonus as determined by the Board of Directors.

   c. <u>Insurance</u> The Company shall provide dental, hospitalization, surgical and major medical coverage for the Executive and Executive's family.

   d. <u>Vacation</u> During each fiscal year of the Company, the Executive shall be entitled to four (4) weeks of vacation time to be utilized for each year, or accrue and carry over into the following year.

e. <u>Automobile and Telephone Expenses</u>   The Executive shall receive an automobile allowance of Eight Hundred ($800.00) Dollars per month. The Company shall also provide the Executive with a mobile telephone allowance of $250.00 per month.

f. <u>Relocation</u>   The Executive shall be entitled to a one-time relocation allowance at an amount to be approved by the Board of Directors.

3. **STOCK OPTIONS**   The Executive shall be granted annually options to purchase shares of Common Stock of the Company. These options will be determined and approved by the Board of Directors.

4. **TERM**   This Agreement shall commence on the Effective Date and continue in effect for a one-year term. Thereafter, this Agreement will automatically renew on the first day of January, unless written Notice to the contrary is given by either party, at least thirty (30) days prior to the aforesaid renewal date.

a. <u>Termination by the Company for Cause</u>

(i) Nothing herein shall prevent the Company from terminating Employment for "Cause" as hereinafter defined. The Executive shall continue to receive salary only for the period ending with the date of such termination as provided in this Section 4 (i). In respect of any other compensation, the Board of Directors shall determine same at its sole discretion.

(ii) "Cause" shall mean:

(a) committing or participating in an injurious act of fraud, gross neglect, misrepresentation, embezzlement or dishonesty against the Company; or otherwise;

(b) committing or participating in any other injurious act or commission wantonly, willfully, recklessly or in a manner which was grossly negligent against the Company, monetarily.

(c) The failure of the Executive to perform or observe any of the material terms or provisions of this agreement;

(d) Dishonesty, a breach of fiduciary duty or misconduct on the part of the Executive that may be damaging or detrimental to the business of the Company;

(e) The failure of the Executive to follow the reasonable directions of the Company with regard to material matters;

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(f) The Executive engaging in any actions, acts or omissions which the Company reasonably determines damages the reputation, good name, or financial well being of the Company;

(g) The Executive's conviction of a felony or any crime involving moral turpitude in any jurisdiction.

(iii)   Notwithstanding anything else contained in this Agreement, this Agreement will not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a notice of termination stating that the Executive committed one of the types of conduct set forth in this Section 4 contained in this Agreement and specifying the particulars thereof and the Executive shall be given a thirty (30) day period to cure such conduct set forth in this Section. 4.

b. Termination by the Company for Other than Cause by Termination by the Company for Other than Cause

The foregoing notwithstanding, the Company may terminate the Executive's employment for whatever reason it deems appropriate; including, but not limited to, sending written Notice of non-renewal, provided, however, that in the event such termination is not based on Cause, as provided in Section 4 (a) above, or if Executive's employment is terminated under Sections 4 ((d) or (e) hereto, the Company shall continue to be obligated to pay amounts and benefits provided in Sections 2(a), 2(c) and 2(e) in this agreement to Executive his Salary for a period of one (1) year and Executive shall be entitled to all Stock Options earned or not yet earned through the full term of this Agreement. In addition, the Company will register all shares owned directly, or indirectly, by the Executive, as well as all option shares at Company's expense.

c. Voluntary Termination

In the event the Executive terminates the Executive's employment on the Executive's own volition, except as provided in Section 4(d) in this agreement and/or Section 4 (e) prior to the expiration of the Term or Renewal Term of this Agreement, including any renewals thereof, such termination shall constitute a voluntary termination and in such event the Executive shall be limited to the same rights and benefits as provided in connection with Section 4 (a).

d. Constructive Termination of Employment

A termination by the Company without Cause under Section 4, 5 (b) shall be deemed to have occurred upon the occurrence of one or more of the following events without the express written consent of the Executive:

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(i)   A change in control of the Company, defined as a third party or related parties acquiring a 50% or greater economic interest or voting interest in the Company's stock; or

(ii)   A significant change in the nature or scope of the authorities, powers, function duties or responsibilities attached to Executive's position as described in Section 1; or

(iii)   A change in Executive's principal office to a location outside the Palm Beach or Broward County, Florida area; or

(iv)   five (5%) percent reduction in the Executive's salary below the salary in effect immediately prior to such reduction; or

(v)   A material breach of the Agreement by the Company; or

(vi)   A material reduction of the Executive's benefits under any employee benefit plan, program or arrangement (for Executive individually or as part of a group) of the Company as then in effect or as in effect on the effective date of the Agreement, which reduction shall not be effectuated for similarly situated employees of the Company; or

(vii)   Failure by a successor company to assume the obligations under the Agreement; or

(viii)   If at any time Executive is not a member of the Board of Directors of the Company without the prior written consent of Executive; or

(ix)   Anything herein to the contrary notwithstanding, the Executive shall give written notice to the Board of Directors of the Company that the Executive believes an event has occurred which would result in a Constructive Termination of the Executive's employment under this Section 4(d), which written notice shall specify the particular act or acts, on the basis of which the Executive intends to so terminate the Executive's employment, and the Company shall then be given the opportunity, within thirty (30) days of its receipt of such notice to cure said event; provided, however, there shall be no period permitted to cure a second occurrence of the same event and in no event will there be a required period to cure following the occurrence of two events as described in this Section 4-(d).

e. Death or Disability

(i)   In the event of the death of the Executive during the Term or of the Renewal Term of the Agreement, the amounts and benefits provided in Sections 2(a), 2(c) and 2(e) in this agreement salary shall be paid to the Executive's designated beneficiary, or, in the absence of such designation, to the estate or other legal representative of the Executive for a period of one (1) year from and after the date of death. The Company shall also exercise full vesting of Executive's stock options. Other death benefits will be determined in accordance with the terms of the Company's benefit programs and plans.

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(ii)   Disability (ii) In the event of the Executive's disability, as hereinafter defined, the Executive shall be entitled to compensation in accordance with the Company's disability compensation practice for senior executives, including any separate arrangement or policy covering the Executive, but in all events the Executive shall continue to receive the amounts and benefits provided in Sections 2(a), 2(c) and 2(e) in this agreement Executive's salary for a period, at the annual rate in effect immediately prior to the commencement of disability, of not less than one (1) year from the date on which the disability has deemed to occur as hereinafter provided below. Any amounts provided for in this Section 5(ii) shall be offset by other long-term disability benefits provided to the Executive by the Company.

(iii)   "Disability" for the purposes of this Agreement, shall be deemed to have occurred in the event (a) the Executive is unable by reason of sickness or accident to perform the Executive's duties under this Agreement for a cumulative total of twelve (12) weeks within any one (1) calendar year or (b) the Executive is unable to perform Executive's duties for ninety (90) consecutive days or (c) the Executive has a guardian of the person or estate appointed by a court of competent jurisdiction. Termination due to disability shall be deemed to have occurred upon the first day of the month following the determination of disability as defined in the preceding sentence.

(iv)   Anything herein to the contrary notwithstanding; if, following a termination of employment hereunder due to disability as provided in the preceding paragraph, the Executive becomes re-employed, whether as an Executive or a consultant, any salary, annual incentive payments or other benefits earned by the Executive from such employment shall offset any salary continuation due to the Executive hereunder commencing with the date of re-employment.

(v)   The Company may secure life and disability insurance at its discretion and cost to meet the obligations provided for in sections 4(i) and 4(ii).

5. **COVENANT NOT TO COMPETE**   Executive acknowledges and recognizes the highly competitive nature of Company's Business and the good-will and business strategy of the Company, continued patronage constitute a substantial asset of the Company. Executive further acknowledges and recognizes that during the course of the Executive's employment, Executive will receive a specific knowledge of Company's Business, access to trade secrets and Confidential Information, as defined in Section 7, participate in business transactions acquisitions corporation and decisions, and that it would be impossible for Executive to work for a competitor without using and divulging this valuable Confidential Information.   The Executive acknowledges that Company is without an adequate remedy at law in the event this covenant is violated. Executive further acknowledges that this covenant not to compete is an independent covenant within this Agreement. This covenant shall survive this Agreement and shall be treated

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as an independent covenant for the purposes of enforcement. The Executive recognizes that the terms of this covenant are reasonable and necessary for the protection of the Company's business because his association with the Company will enhance the value of Executive's services. Accordingly, Executive agrees to the following:

a. That for a period of twelve (12) months after termination of the executive's employment under this Agreement for any renewal or extension thereof, ("Restricted Period"), for whatever reason, in anywhere in Dade, Broward, Palm Beach, Volusia, Flagler, Martin and St Lucie Counties (the "Restricted Area"), Executive will not engage, directly or indirectly (either as an employee, officer, director, partner, shareholder, consultant, or independent contractor), in any business substantially similar to that, now or hereafter, carried on by the company. The Executive further agrees that during the "Restrictive Period" he will not be connected directly or indirectly, with any person, firm or corporation engaged in business of the character now or hereafter, carried on or contemplated by the company within the "Restricted Area" and that he will not directly, or indirectly be employed or affiliated with any corporation engaged in such business within said "Restrictive Area".

b. That during the Restricted Period and within the Restricted Area, Executive will not, directly or indirectly, compete with the Company by soliciting, inducing or influencing any of the Company's Doctors which have a business relationship with the Company.

c. That during the Restricted Period and within the Restricted Area, Executive will not (i) directly or indirectly, recruit or solicit any employee or agent of the Company to discontinue such employment or agency relationship with the Company, or (ii) employ or seek to employ, or cause to permit any business which competes, directly or indirectly, with the business of the Company to employ of or seek to employ any person who is then (or was at any time within six (6) months prior to the date Executive or the Competitive Business employs or seeks to employ such person) employed by the Company.

d. That during the Restricted Period, Executive will not interfere with, disrupt, attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Company and any Company's Doctors, Employees or Agents.

6. **NON-DISCLOSURE OF CONFIDENTIAL INFORMATION**   Executive acknowledges that the Company's trade secrets, private or secret processes, methods and ideas, as they exist from time to time, patient files and information concerning the Company's services, business records and plans, inventions, acquisition strategy, price structure and pricing, discounts, costs, computer programs and listings, source code and/or subject code, copyright trademark proprietary information, formulae, protocols, forms, procedures, training methods, development technical information, know-how, show-how, new activities and procedures, method for operating the Company's Business, credit and financial data concerning the Company's clients and patient lists,

which patient lists shall not only mean one or more of the names and address of the patients of the Company, but it shall also encompass any and all information whatsoever regarding them, including their needs, and marketing; advertising, promotional and sales strategies, sales presentations, research information, revenues, acquisitions, practices and plans and information which is embodied in written or otherwise recorded form, and other information of a confidential nature not known publicly or by other companies selling to the same markets and specifically including information which is mental, not physical (collectively, the "Confidential Information") are valuable, special and unique assets of the Company, access to and knowledge of which have been provided to Executive by virtue of Executive's association with the Company. In light of the highly competitive nature of the industry in which the Company's business is conducted, Executive agrees that all Confidential Information, heretofore or in the future obtained by Executive as a result of Executive's association with the Company shall be considered confidential.

a. The Executive agrees that the Executive shall (1) hold in confidence and not disclose or make available to any third party any such Confidential Information obtained directly or constructively form the Company, unless so authorized in writing by the Company; (2) exercise all reasonable efforts to prevent third parties from gaining access to the Confidential Information; (3) not use, directly or indirectly, the Confidential Information in order to perform the Executive's duties and responsibilities to the Company; (4) restrict the disclosure or availability of the Confidential Information to those who have read and understand this Agreement and who have a need to know the information in order to achieve the purposes of this Agreement without the prior consent of the Company; (5) not copy or modify any Confidential Information without prior written consent of the Company, provided, however, that such copy or modification of any Confidential Information does not include any modifications or copying which would otherwise prevent the Executive from performing his/her duties and responsibilities to the Company; (6) take such other protective measures as may be reasonably necessary to preserve the confidentiality of the Confidential Information; and (7) relinquish and require all of its employees to relinquish all rights it may have in any matter, such as drawings, documents, models, samples, photographs, patterns, templates, molds, tools or prototypes, which may contain, embody or make use of the Confidential Information; promptly deliver to the Company any such matter as the Company may direct at any time, and not retain any copies or other reproductions thereof.

b. Executive further agrees (1) that Executive shall promptly disclose in writing to the Company all ideas, inventions, improvements and discoveries which may be conceived, made or acquired by Executive as the direct or indirect result of the disclosure by the Company of the Confidential Information to Executive; (2) that all such ideas, inventions, improvements and discoveries conceived, made or acquired by Executive, alone or with the assistance of others, relating to the Confidential Information in accordance with the provisions hereof and that Executive shall not acquire any intellectual property rights under this Agreement except the limited right to use set forth in this Agreement; (3) that

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Executive shall assist in the preparation and execution of all applications, assignments and other documents which the Company may deem necessary to obtain patents, copyrights and the like in the United Stated and in jurisdictions foreign thereto, and to otherwise protect the Company.

c. Excluded from the Confidential Information, and therefore not subject to the provisions of this Agreement, shall be any information which the Executive can show (1) at the time of disclosure, is in the public domain as evidenced by printed publications; (2) after the disclosure, enters the public domain by way of printed publication through no fault of the Executive; (3) by written documentation was in its possession at the time of disclosure and which was not acquired directly or indirectly from the Company; or (4) by written documentation was acquired, after disclosure, from a third party who did not receive it from the Company, and who had the right to disclose the information without any obligation to hold such information confidential. The foregoing exceptions shall apply only from and after the date that the information becomes generally available to the public or is disclosed to the Executive by a third party, respectively. Specific information shall not be deemed to be within the foregoing exceptions merely because it is embraced by more general information in the public domain. Additionally, any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain. If the Executive intends to avail himself of any of the foregoing exceptions, the Executive shall notify the Company in writing of his intention to do so and the basis for claiming the exception.

d. Upon written request of the Company, Executive shall return to the Company all written materials containing the Confidential Information. Executive shall also deliver to the Company, written statements signed by Executive certifying all materials have been returned within five (5) days of receipt of the request.

7. **AMENDMENTS**   This Agreement shall not be modified or amended except by written agreement duly executed by the parties hereto.

8. **HEADINGS**   All sections and descriptive headings of this Agreement are inserted for convenience only, and shall not affect the construction or interpretation hereof.

9. **COUNTERPARTS** This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one and the same instrument.

10. **ENTIRE AGREEMENT** This Agreement hereto constitutes the entire understanding between the parties. Nothing in this Agreement will prevent or restrict Executive from serving on the Board of Directors of public or private companies and receive compensation from such service.

11. **GOVERNING LAW**   This Agreement is to be construed and enforced according to the laws of the State of Florida. This Agreement shall not be construed more strictly against one party than the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both Company and Executive have contributed substantially and materially to the negotiation and preparation of this Agreement.

12. **VENUE**   Venue for any action arising from this Agreement shall be in Palm Beach County, Florida.

13. **ATTORNEYS' FEES**   In connection with any controversy arising out of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs at pretrial, trial, and appellate levels from the non-prevailing party.

14. **SEVERABILITY**   Inapplicability or unenforceability of any provision of this Agreement shall not limit or impair the operation or validity of any other provision of this Agreement or any such other instrument.

15. **NON-ASSIGNABILITY**   This Agreement is personal in nature and not assignable by any party hereto.

16. **BINDING EFFECT**   This Agreement shall be binding upon and inure to the benefit of the parties, its successors, transferees and assigns.

17. **CONSTRUCTION**   In construing this Agreement, the singular shall include the plural and the plural shall include the singular, and the use of any gender shall include every other and all genders.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be executed on this ____5TH____ day of _January_, 2004.


METROPOLITAN HEALTH NETWORKS, INC.

By:

Karl Sachs, Director

By: _____

Debbie Finnci, Director

By: _____

Dr. Salomon Melgen, Director

By: _____

Dr. Martin Harrison, Director

EXECUTIVE

By: _____

Michael M. Earley


IN WITNESS WHEREOF, the parties hereto have caused these presents to be executed on this 5TH day of JANUARY, 2004.

METROPOLITAN HEALTH NETWORKS, INC.

By: ____________________________
Karl Sachs, Director

By: [signature]
Debbie Finnel, Director

By: ____________________________
Dr. Salomon Melgen, Director

By: ____________________________
Dr. Martin Harrison, Director

EXECUTIVE

By: [signature]
Michael M. Earley

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IN WITNESS WHEREOF, the parties hereto have caused hese presents to be executed on this 5TH day of January, 2004.

METROPOLITAN HEALTH NETWORKS, INC.

By: _____
         Karl Sachs, Director

By: _____
         Debbie Finnel, Director

By: _____
         Dr. Salomon Melgen, Director

By: _____
         Dr. Martin Harrison, Director

         EXECUTIVE
By: _____
         Michael M. Earley



IN WITNESS WHEREOF, the parties hereto have caused these presents to be executed on this 5th day of January, 2004.

METROPOLITAN HEALTH NETWORKS, INC.

By: ______________________________
Karl Sachs, Director

By: ______________________________
Debbie Finnel, Director

By: ______________________________
Dr. Salomon Melgen, Director

By: ______________________________
Dr. Martin Harrison, Director

EXECUTIVE

By: ______________________________
Michael M. Earley

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